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                                                    FILE NO.: 35636.263
THEODORE J. FISHER                                  DIRECT DIAL:  (804) 788-8798


                               September 28, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                              Unistar Gaming Corp.
                Withdrawal of Registration Statement on Form SB-2

Ladies and Gentlemen:

         On behalf of Unistar Gaming Corp., a Delaware corporation (the "Company"), we are writing to request that the Company's Registration Statement on Form SB-2 (Registration No. 33-89960) filed on March 6, 1995 (the "Registration Statement") be withdrawn. The Company has abandoned the business plan that necessitated the filing of the Registration Statement.

         Thank you for your assistance. If you have any questions or comments, please call me at (804) 788-8798.

                                     Sincerely,



                                     Theodore J. Fisher
TJF:cs
Enclosure

cc:      Barbara C. Anderson, Esquire
         Louanna O. Heuhsen, Esquire